EXHIBIT 10.1

30 June 2014

Dear Anthony,

Twitter, Inc., a Delaware corporation (the “Company”), is pleased to offer you employment on the following terms:

1.	Position. Your title will be Chief Financial Officer and you will report at the start of your employment to Dick Costolo, CEO and over time to any successor Chief Executive Officer(s). You will be a regular, full-time employee.

2.	Start Date. Your employment will commence on a mutually agreeable date, no later than 01 September 2014.

3.	Cash Compensation. The Company will pay you a gross starting salary at an annualized rate of Two Hundred Fifty Thousand dollars ($250,000), payable in accordance with the Company’s standard payroll schedule. This salary will be eligible for increase from time to time in accordance with the employee compensation policies then in effect. This is an exempt position, and your salary is intended to cover all hours worked. Should the Company adopt an executive incentive compensation plan, you will become an eligible participant in the plan as of its adoption and effective date, along with other eligible executives at Twitter.

4.	Employee Benefits. As a regular employee of the Company, you will be eligible to participate in Company-sponsored benefits in accordance with the terms of the applicable benefit plans.

5.

Equity Compensation. Subject to the approval of the Company’s Board of Directors, you will be granted one million five hundred thousand (1,500,000) restricted stock units (“RSUs”) of the Company. The RSUs will be subject to the terms and conditions set forth in the Company’s 2013 equity plan. You will vest in 25% of the RSUs on the first day of the month after reaching twelve months’ of continuous employment by Twitter, and the balance will vest quarterly over the following thirty-six months’ of continuous service, as described in the equity plan. Subject to the approval of the Company’s Board of Directors, you will be granted five hundred thousand (500,000) non-qualified stock options of the Company. The stock options will be subject to the terms and conditions set forth in the Company’s 2013 equity plan. You will vest in 25% of the stock options on the first day of the month after reaching twelve months’ of continuous employment by Twitter, and the balance will vest quarterly over the following thirty-six months’ of continuous service as described in the equity plan. The exercise price of the stock options will be the closing price on the stock option award’s grant date. Please note that the terms of the Company’s equity plans are reviewed periodically, and subject to revision at the Company’s sole discretion.

6.	Severance and Change of Control. Should your employment be terminated by the Company at any time without “Cause” or should you terminate employment with the Company for “Good Reason” you will be entitled to the benefits described in the Change of Control Severance Policy Participation Agreement attached to this letter. The company shall not treat any matter as Cause unless it is a material violation.

7.	Employee Invention Assignment and Confidentiality Agreement. You will be required, as a condition of your employment with the Company, to sign the Company’s standard Employee Invention Assignment and Confidentiality Agreement (“Confidentiality Agreement”). A copy of the Confidentiality Agreement has been previously sent to you for your review.

8.	Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. This is the full and complete agreement between you and the Company regarding the duration of the employment relationship. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures may change from time to time, the “at will” nature of your employment, the Proprietary Information and Inventions Agreement and the Dispute Resolution Policy may only be changed through an express written agreement signed by you and the Company’s Chief Executive Officer.

9.

Outside Activities. While you render services to the Company, you will not engage in any other employment, consulting, or other business activity that would create a conflict of interest with the Company, which includes engaging in any work that is competitive in nature. While you render services to the Company, you also will not assist any person or entity in competing with the Company, in preparing to compete with the Company, or in hiring any employees or consultants of the Company. In addition, for a period of one (1) year after the termination of your services, you will not solicit either directly or indirectly, any employee of the Company to leave the Company for other employment or assist any person or entity in doing the same.

10.	Background Check. This offer is contingent on successful completion of a background check regarding your employment experience, educational credentials, criminal history and the like. This offer may be withdrawn in the sole discretion of the Company based on any negative information contained in the background check results. Your acceptance of this offer of employment will be complete when you have initiated authorization to perform a background check, as instructed by our Human Resources Department.

11.	Verification of Employability. This offer is contingent upon your providing legal proof of your identity and authorization to work in the United States within three (3) days of the commencement of your employment.

12.	Taxes. All forms of compensation that are subject to income or payroll taxes will be reduced to reflect applicable income tax withholding and payroll taxes. Any form of compensation that is subject to income or payroll taxes and that is not paid in cash will result in a reduction in cash compensation to reflect applicable income tax withholding and payroll taxes.

13.	Dispute Resolution. We sincerely hope that no dispute will arise between us. If a dispute should arise, it can be resolved through the Company’s Dispute Resolution Policy. A copy of the Dispute Resolution Policy has previously been sent to you for your review.

14.	Entire Agreement. This letter agreement supersedes and replaces any prior agreements, representations or understandings, whether written, oral or implied, between you and the Company.

Please do not make any change in your present living or employment circumstances until all of the conditions to this offer, including successful completion of the background check and, if applicable, acquisition of a visa, have been satisfied. Any questions regarding your satisfaction of these conditions should be directed to Brian Schipper.

By signing this letter agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

We hope that you will accept our offer to join the Company. To indicate your acceptance of this offer, please initiate the authorization of your background check, and sign and date the enclosed duplicate original of this letter agreement, the enclosed Confidentiality Agreement, and the enclosed Dispute Resolution Policy and return them to Brian Schipper.

This offer will expire if the signed documents are not returned to me by the end of business on 30 June 2014. The offer will expire if you are unable to begin work as a regular full-time employee no later than 01 September 2014.

Very truly yours,

Twitter, Inc.

/s/ Brian Schipper

Brian Schipper, Vice President, Human Resources

I have read, understood and accept all the provisions of this offer of employment:

/s/ Anthony Noto
Anthony Noto

June 30, 2014
Date